SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934


                               (Amendment No. 3)


                       Steinway Musical Instruments, Inc.
                                (Name of Issuer)

                    Ordinary Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                   858495104
                                 (CUSIP Number)

                                Hansin Kim, Esq.
                                  KL & Kim PC
                        3435 Wilshire Blvd., Suite 2600
                         Los Angeles, California 90010
                                 (213) 382-3500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 14, 2010
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Samick Musical Instruments Co, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]
      (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC, BK

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      3,400,000

8  SHARED VOTING POWER
      244,700

9  SOLE DISPOSITIVE POWER
      3,400,000

10 SHARED DISPOSITIVE POWER
      244,700

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,644,700

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.5%(1)


14 TYPE OF REPORTING PERSON
      CO


   (1) Based on 11,576,600 shares of Ordinary Common Stock issued and outstanding as of November 4, 2010 as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010. Any change in the percentage reported herein from the last statement is caused by the increase or decrease in the total number of issued and outstanding shares, and it does not indicate any change in the number of shares beneficially owned by the reporting person.

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Opus Five Investment 1, LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]
      (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      244,700

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      244,700

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,700

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.1%(1)

14 TYPE OF REPORTING PERSON
      PN


   (1) Based on 11,576,600 shares of Ordinary Common Stock issued and outstanding as of November 4, 2010 as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010. Any change in the percentage reported herein from the last statement is caused by the increase or decrease in the total number of issued and outstanding shares, and it does not indicate any change in the number of shares beneficially owned by the reporting person.

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Opus Five Investment, LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]
      (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      244,700

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      244,700

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,700

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.1%(1)

14 TYPE OF REPORTING PERSON
      CO


   (1) Based on 11,576,600 shares of Ordinary Common Stock issued and outstanding as of November 4, 2010 as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010. Any change in the percentage reported herein from the last statement is caused by the increase or decrease in the total number of issued and outstanding shares, and it does not indicate any change in the number of shares beneficially owned by the reporting person.

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Jong Sup Kim

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]
      (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,644,700(1)

9 SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,644,700(1)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,644,700(1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.5%(2)


14 TYPE OF REPORTING PERSON
      IN

   (1) As the chairman and the controlling shareholder of 20.5% of the equity interests in Samick, Kim can influence the voting and disposition of the Shares held by Samick and Opus LP. By virtue of his relationship to Samick, Kim may be deemed to have shared voting power and shared dispositive power with respect to such Shares.


   (2) Based on 11,576,600 shares of Ordinary Common Stock issued and outstanding as of November 4, 2010 as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010. Any change in the percentage reported herein from the last statement is caused by the increase or decrease in the total number of issued and outstanding shares, and it does not indicate any change in the number of shares beneficially owned by the reporting person.

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Sam Song Caster Co., Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]
      (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      244,700

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      244,700

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,700

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.1%(1)

14 TYPE OF REPORTING PERSON
      CO


   (1) Based on 11,576,600 shares of Ordinary Common Stock issued and outstanding as of November 4, 2010 as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010. Any change in the percentage reported herein from the last statement is caused by the increase or decrease in the total number of issued and outstanding shares, and it does not indicate any change in the number of shares beneficially owned by the reporting person.

                                  SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the Ordinary Common Stock, par value $0.001 (the "Shares"), issued by Steinway Musical Instruments, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1 Steinway Place, Long Island City, New York 11105.

Item 2. Identity and Background

The persons filing this statement are Samick Musical Instruments Co., Ltd. ("Samick"), Opus Five Investment 1, LP ("Opus LP"), Opus Five Investment, LLC ("Opus LLC"), Sam Song Caster Co., Ltd. ("Sam Song") and Jong Sup Kim ("Kim") (collectively, the "Reporting Persons").

Samick

Samick is a Korean corporation which is primarily engaged in the business of manufacturing musical instruments. Samick is also the holder of 99.8% of equity interests in Sam Song, which is the sole limited partner of Opus LP. The address of the principal business office of Samick is 58-3, Nonhyeon-Dong, Ganggam-Gu, Seoul, Korea 135-010.

Kim

Kim currently serves as (i) Chairman of the Board of Directors of Samick and
(ii) Chairman and director of Samick's subsidiaries. Kim is the holder of approximately 20.5% shares of equity stocks of Samick. His principal business address is 58-3, Nonhyeon-Dong, Ganggam-Gu, Seoul, Korea 135-010.

Opus LP

Opus LP is a California limited partnership, which is primarily engaged in the business of investing in securities. The principal business address of Opus LP is 6655 Knott Ave., Buena Park, CA 90620.

Opus LLC

Opus LLC is a Delaware limited liability company and the sole general partner of Opus LP. Opus LLC is primarily engaged in the business of serving as the general partner of Opus LP. The principal business address of Opus LLC is 6655 Knott Ave., Buena Park, CA 90620.

Sam Song

Sam Song is a Korean corporation and the sole limited partner of Opus LP. Sam Song is primarily engaged in the business of manufacturing casters and wheels. The principal business address of Sam Song is 419-6 Cheongcheon-dong, Bupyeong-gu, Incheon, Korea 403-858.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 5, 2009, the Issuer issued 1,700,000 Shares to Samick at a price of $16 per share, for an aggregate purchase price of $27.2 million paid by Samick (the "Initial Transaction") in accordance with the terms of the Subscription Agreement dated as of November 5, 2009 between the Issuer and Samick (the "Subscription Agreement"). On March 30, 2010, the Issuer issued additional 1,700,000 Shares to Samick at a price of $16 per share, for an aggregate purchase price of $27.2 million paid by Samick (the "Option Transaction" and together with the "Initial Transaction", the "Transaction") following Samick's election to exercise its option to purchase such additional shares under Section
2.02 of the Subscription Agreement.

Samick provided the necessary funds for the Initial Transaction from its existing working capital and a loan from Hana Bank in Seoul, Korea. The principal amount of such loan was $16.8 million. For the Option Transaction, Samick provided the necessary funds from its working capital and loans from KDB Capital ("KDB") and Shinhan Capital ("Shinhan") in Seoul, Korea. The principal amounts of such loans from KDB Capital and Shinhan Capital were 10 billion Korean Won and 5 billion Korean Won respectively.


In connection with the loans provided by KDB and Shinhan, on October 6, 2010, Samick entered into security agreements to secure its obligations to KDB and Shinhan. Pursuant to the security agreements, Samick has granted to each KDB and Shinhan a right of pledge over 400,000 Shares and 800,000 Shares respectively. As of December 14, 2010, the loan from Shinhan has been fully repaid, and the pledge granted to Shinhan has been cancelled. The voting rights attached to 800,000 Shares over which KDB has a right of pledge (hereinafter, "Pledged Shares") are not transferred under the security agreements, and Samick retains the exclusive right to vote the Pledged Shares.


In addition, the Reporting Persons hold, as a group, 244,700 units of the Shares. Opus LP, in the course of its ordinary business, has acquired such shares from June 2008 to July 2009, and the aggregate purchase price of such 244,700 shares was $5,238,823. The source of funding for the purchase of these Shares was the general working capital of Opus LP.

Item 4. Purpose of Transaction


The 1,700,000 Shares purchased pursuant to the Initial Transaction, the indirectly owned Shares together with the additional 1,700,000 Shares acquired in the Option Transaction will represent up to 31.5% of the issued and outstanding Shares of the Issuer.


In addition, pursuant to the terms of the Subscription Agreement, Jong Sup Kim has been elected to the Board of Directors of the Issuer. Jong Sup Kim will continue to hold a position in the Board as long as Samick holds 15% or more of the outstanding Shares.

The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities, notes or instruments (collectively, "Securities") of the Issuer in the open market subject to the Standstill clause set forth in the Subscription Agreement or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer


(a) The following sets forth, as of December 14, 2010, information regarding the beneficial ownership of the Shares by each Reporting Person and by all Reporting Persons as a group.


Samick and Kim.


Samick and Kim may be deemed to beneficially own, in the aggregate, 3,644,700 Shares, representing approximately 31.5% of the Issuer's issued and outstanding Shares (on the basis of a total of 11,576,660 Shares, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010).


All Reporting Persons as a group.


The Reporting Persons may be deemed to beneficially own, in the aggregate, 244,700 Shares, representing approximately 2.1% of the Issuer's outstanding Shares (on the basis of a total of 11,576,660 Shares, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010).


(b) Samick has sole voting power and sole dispositive power with regard to the 3,400,000 Shares it has acquired and holds as of March 10, 2010. Kim may be deemed to have shared voting power and shared dispositive power with respect to such Shares since Kim can influence the voting and disposition of such Shares as the chairman and controlling shareholder of 20.5% of the equity interests in Samick. By virtue of his relationship to Samick, as disclosed in Item 2 and herein, Kim may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Samick directly beneficially owns.
________________

All Reporting Persons have shared voting power and shared dispositive power with regard to 244,700 Shares held by Opus LP. Each of Opus LP, Opus LLC, Sam Song, Samick, and Kim, by virtue of their relationships (as disclosed in Item 2) and by virtue of their understanding (as disclosed in Item 6), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the 244,700 Shares which Opus LP directly beneficially owns.

Beneficial ownership of the Shares referred to herein is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares by virtue of their relationships and their understandings as disclosed herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Issuer or each Reporting Person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than as set forth in this Report, the Reporting Persons have not effected any transactions in the Share of the Issuer within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by reference.

In addition, there is common understanding between Samick and Opus LLC that Samick will consult with and advise Opus LLC on voting of the Shares held by Opus LP.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1   Joint Filing Agreement of the Reporting Persons.

2   Subscription Agreement between the Issuer and Samick.

3   Power of Attorney for Samick

4   Power of Attorney for Opus LP

5   Power of Attorney for Opus LLC

6   Power of Attorney for Sam Song

7   Power of Attorney for Kim


8   Security Agreement between Samick and KDB

                                   SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 16, 2010


Samick Musical Instruments Co., Ltd.

         By:  /s/ Jong Sup Kim
              ---------------------
              Name: Jong Sup Kim
              Title: Chairman


Opus Five Investment 1, LP

         By:  /s/ Kyung Min Park
              ---------------------
              Name: Kyung Min Park
              Title: Sole Member of General Partner

Opus Five Investment, LLC

         By:  /s/ Kyung Min Park
              ---------------------
              Name: Kyung Min Park
              Title: Sole Member

Sam Song Caster Co., Ltd.

         By:  /s/ Kang Log Lee
              ---------------------
              Name: Kang Log Lee
              Title: Director


Jong Sup Kim

         By:  /s/ Jong Sup Kim
              ---------------------
              Name: Jong Sup Kim

                                   SCHEDULE A
                                   ----------

        DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

   The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Amendment to Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


Samick Musical Instruments Co., Ltd
-----------------------------------


Name                             Position
----                             --------
Jong Sup Kim                     Chairman of the Board; Co-CEO
Hyung Guk Kim                    Co-CEO; Director
Min Soo Kim                      Director
Duk Kyu Min                      Director
Maeng Gi Chung Kim               Director
Kwan Soon Jang                   Director
Soo Kyun Jung                    Director


Samick is a Korean corporation. The above listed persons are all citizens of the Republic of Korea. Each of those officers and directors' business address is Samick Plaza Building 58-3, Nonhyun-Dong, Ganggam-Gu, Seoul, Korea 135-010.


Opus Five Investment 1, LP
--------------------------

Name                             Position
----                             --------
Opus Five Investment, LLC        General Partner
Sam Song Caster Co., Ltd.        Limited Partner

Opus LP is a California limited partnership, and Opus LLC is a Delaware limited liability company; thus, thereby, Opus LP and Opus LLC are the citizens of the United States. Sam Song is a corporation of the Republic of Korea and, thereby, the citizen of the Republic of Korea. The principal business address of each of
(i) Opus LP and (ii) Opus LLC is 6655 Knott Ave., Buena Park, CA 90620 and (iii) Sam Song is 419-6 CheongCheon-Dong, Bupyeong-Gu, Incheon, Korea.


Opus Five Investment, LLC
-------------------------

Name                             Position
----                             --------
Kyung Min Park                   Sole Member

Park is a citizen of the United States. Park's principal business address is 6655 Knott Ave., Buena Park, CA 90620.

Sam Song Caster Co., Ltd.
-------------------------

Name                             Position
----                             --------
Young Ho Lee                     CEO
Soo Kyun Jung                    Director
Kang Log Lee                     Director

Sam Song is a Korean corporation and, thus, thereby a citizen of the Republic of Korea. The above listed persons are all citizens of the Republic of Korea. Each of those officers and directors' and Sam Song's business address is 419-6 CheongCheon-Dong, Bupyeong-Gu, Incheon, Korea.